SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES ADDITIONAL $300 MILLION INVESTMENT IN FRANKFURT

35 NEW ROUTES INCLUDING AGADIR, BARCELONA, CORFU, CHANIA, KEFALONIA, MARSEILLE, MURCIA, MYKONOS, PERPIGNAN, PERUGIA, PULA, RIJEKA, SANTORINI & ZADAR

Ryanair, Europe's No.1 airline, today (12 Sep) announced an additional three based aircraft to bring it to a total of 10 ($1billion) at Frankfurt Main airport. The Frankfurt summer 2018 schedule includes 38 (34 new) Frankfurt Main routes and 43 (1 new) Frankfurt Hahn routes which will deliver over 4.7m customers p.a. through Ryanair's two Frankfurt airports next year.

Ryanair's Frankfurt S18 schedule will deliver:

At Frankfurt Main:

●          3 additional based aircraft ($300m)
●          10 based aircraft in total ($1bn)
●          34 new routes to:

Athens (daily), Agadir (2 wkly), Barcelona (daily), Barcelona G. (2 wkly), Brindisi (3 wkly), Catania (4 wkly), Corfu (2 wkly), Chania (2 wkly), Glasgow (daily), Gran Canaria (2 wkly), Kefalonia (2 wkly), Krakow (daily), Lanzarote (2 wkly), Lisbon (daily), London S. (2 daily), Madrid (daily), Manchester (6 wkly), Marseille (3 wkly),     Milan B. (daily), Murcia (2 wkly), Mykonos (2 wkly), Perpignan (2 wkly), Perugia (2 wkly), Pisa (3 wkly), Porto (daily), Pula (2 wkly), Rijeka (2 wkly), Santorini (2 wkly), Seville (3 wkly), Tenerife (3 wkly), Toulouse (4 wkly), Valencia (daily), Venice T. (daily) and Zadar (2 wkly)

●          38 total routes to 9 countries
●          More flights to Palma (11 weekly)
●          2.6m customers p.a. (+1.2m)
●          1,950* on-site jobs

At Frankfurt Hahn:

●          5 based aircraft ($500m)
●          1 new route: Plovdiv (2 weekly)
●          More flights to Tenerife (2 weekly)
●          43 total routes to 13 countries
●          2.1m customers p.a. (+15,000)
●          1,575* on-site jobs

German consumers and visitors can book their holidays as far out as October 2018, on even lower fares, and enjoy the latest "Always Getting Better" improvements including:

●          Reduced checked-in bag fees - one €25 fee, one 20kg size
●          20 Air Europa long haul routes from Madrid on sale on Ryanair.com
●          Connecting flights at Rome Fiumicino and Milan Bergamo with more airports to follow
●          A new partnership with Erasmus Student Network offering discounts & a dedicated booking platform
●          Alexa voice recognition to search flights, hotels and flight status on the Ryanair.com website

Ryanair will continue to connect Frankfurt with major business centres on high frequency, low fare services including Dublin (4 wkly), Madrid (daily) and London (3 daily), on the lowest lower fares, making Ryanair the ideal choice for German business and leisure customers and visitors.

In Frankfurt, Ryanair's David O'Brien said:

"We are pleased to announce an additional three based aircraft at Frankfurt Main to bring it to a total of 10 and an investment of $1billion. We have also launched our Frankfurt summer 2018 schedule with a total of 81 (35 new) routes to/from both Frankfurt Main and Frankfurt Hahn, which will deliver over 4.7m customers through the two airports this year. German customers and visitors are booking our winter 2017 seats in record numbers as fares continue to fall, so there's never been a better time to book a low fare flight on Ryanair.

To celebrate the launch of our Frankfurt summer 2018 schedule we are releasing seats for sale from just €14.99 for travel in October and November which are available for booking until midnight Thursday (14 Sep). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:            Robin Kiely                              Lisa Maria Rumpf
                                     Ryanair DAC                           Ryanair DAC
                                     Tel: +353-1-9451949              Tel: +353-1-9451775
                                     press@ryanair.com                   rumpfl@ryanair.com

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary